UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 6)
Dreyer’s Grand Ice Cream Holdings, Inc.
(Name of Subject Company)
Dreyer’s Grand Ice Cream Holdings, Inc.
(Names of Persons Filing Statement)
Class A Callable Puttable Common Stock, par value $0.01 per share
(Title of Class of Securities)
261877104
(CUSIP Number of Class of Securities)
Mark LeHocky, Esq.
Vice President and General Counsel
Dreyer’s Grand Ice Cream Holdings, Inc.
5929 College Avenue
Oakland, California 94618
(510) 652-8187
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Joe C. Sorenson, Esq.
Edward H. Batts, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 11.	Additional Information
          (b) The information set forth under the seventh question in the Questions and Answers About the Put Right, the last paragraph under The Put Right — First Put Period, the last paragraph under The Put Right — Second Put Period, and Procedures for Exercising the Put Right — Guaranteed Delivery in the Notice of Put Right dated December 1, 2005, which was previously filed as Exhibit (a)(1)(i) and is incorporated herein by reference (the “Notice of Put Right”), is hereby amended and supplemented as follows to clarify when payment of the Purchase Price will be made for Class A Shares subject to guaranteed delivery procedures:

“Each holder of Class A Shares that has complied with the procedures for guaranteed delivery described in “Procedures for Exercising the Put Right — Guaranteed Delivery” and has timely delivered to Mellon all required documentation and the Class A Shares with respect to which the Put Right has been exercised (in certificate or book entry form) prior to the Expiration Time will be paid the Purchase Price not later than two business days after the Expiration Time, without interest. If the Notice of Guaranteed Delivery is properly executed and delivered to Mellon prior to the Expiration Time, and all required documentation and Class A Shares are delivered after the Expiration Time in accordance with the procedures for guaranteed delivery described in “Procedures for Exercising the Put Right — Guaranteed Delivery” (but within three trading days after the date of execution of the Notice of Guaranteed Delivery), the Purchase Price will be paid within two business days after the delivery of such documentation and the Class A Shares, without interest.”
          The information under the second to last paragraph of the Summary Term Sheet and the second paragraph of Certain Legal Matters — Short Form Merger Appraisal Rights in the Notice of Put Right is amended and restated in its entirety as follows:

“Holders of Class A Shares do not have appraisal rights as a result of the Put Right. In the event of a Short Form Merger, holders of Class A Shares who have not exercised the Put Right (and whose shares will automatically be converted into Class B Shares at such time as Nestlé owns in excess of 90% of the issued and outstanding voting stock of Dreyer’s) will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares. If a Short Form Merger occurs, a notification that includes a copy of Section 262 of the DGCL will be sent to Dreyer’s stockholders. Under Section 262 of the DGCL, dissenting Dreyer’s stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Short Form Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the shares could be based upon factors other than, or in addition to, the Purchase Price to be paid upon the exercise of the Put Right, the price per share to be paid in the Short Form Merger or the market value of the shares. The value so determined could be more or less than the price per share to be paid in the Short Form Merger.

THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.”

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dreyer’s Grand Ice Cream Holdings, Inc.

By:	/s/ Mark LeHocky

Name: Mark LeHocky
Title: Vice President and General Counsel
Dated: December 29, 2005

Index to Exhibits
(a)(1)(i) Notice of Put Right dated December 1, 2005.(1)
(a)(1)(ii) Letter of Transmittal.(2)
(a)(1)(iii) Notice of Guaranteed Delivery.(1)
(a)(1)(iv) Substitute W-9 Guidelines.(2)
(a)(1)(v) Summary Advertisement as published on December 1, 2005.(1)
(a)(1)(vi) Press Release dated November 22, 2005.(2)
(a)(1)(vii) Material posted to the internal website of Dreyer’s Grand Ice Cream Holdings, Inc.(3)
(a)(1)(viii) Material sent by electronic mail to all employees of Dreyer’s Grand Ice Cream Holdings, Inc.(4)
(c)(i) Opinion of Merrill Lynch & Co. dated November 3, 2005.(5)
(c)(ii) Presentation to the Board of Directors of Dreyer’s Grand Ice Cream Holdings, Inc. Regarding Fairness of the Put Price of Class A Shares by Merrill Lynch & Co. on November 3, 2005.(6)
(d)(i) Governance Agreement dated as of June 26, 2003 by and among Nestlé Holdings, Inc., Nestlé, S.A. and Dreyer’s Grand Ice Cream Holdings, Inc., and Amendment No. 1 thereto.(7)
(d)(ii) Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc.(8)
(d)(iii) Amended and Restated Sublicense Agreement for Other Pillsbury Proprietary Information, dated as of September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.(9)
(d)(iv) Amended and Restated Sublicense Agreement for Pillsbury Trademarks and Technology, dated as of September 1, 2002, by and among Société des Produits Nestlé S.A., Nestec Ltd. and Nestlé Ice Cream Company, LLC.(10)
(d)(v) Amended and Restated Other Nestlé USA Proprietary Information License Agreement, dated September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.(11)
(d)(vi) Amended and Restated Trademark/Technology License Agreement, dated September 1, 2002, by and among Nestlé S.A., Nestec Ltd., Société des Produits Nestlé S.A., and Nestlé Ice Cream Company, LLC.(12)
(d)(vii) Nestlé S.A. — Dreyer’s Grand Ice Cream Holdings, Inc. Bridge Loan Facility for up to USD 400 million dated June 11, 2003, as amended on October 22, 2003, March 23, 2004, June 26, 2004, December 6, 2004 and May 23, 2005 (which increased the amount of the facility to USD 700 million).(13)
(d)(viii) Demand Loan Facility dated May 24, 2004, by and between Nestlé Capital Corporation and Dreyer’s Grand Ice Cream Holdings, Inc. for up to USD 50 million, with Assignment by Nestlé S.A. to Nestlé Capital Corporation of a portion of its rights and obligations under the Bridge Loan Facility dated June 11, 2003, as amended.(14)

(1) Incorporated by reference to the identically numbered exhibits to Amendment Number Three to the Schedule 14D-9 filed by Dreyer’s Grand Ice Cream Holdings, Inc. on December 1, 2005.
(2) Incorporated by reference to the identically numbered exhibits to Amendment Number Two to the Schedule 14D-9 filed by Dreyer’s Grand Ice Cream Holdings, Inc. on November 22, 2005.
(3) Incorporated by reference to the identically numbered exhibit to Amendment Number Four to the Schedule 14D-9 filed by Dreyer’s Grand Ice Cream Holdings, Inc. on December 2, 2005.
(4) Incorporated by reference to the identically numbered exhibit to Amendment Number Five to the Schedule 14D-9 filed by Dreyer’s Grand Ice Cream Holdings, Inc. on December 9, 2005.
(5) Incorporated by reference to Appendix C of the Notice of Put Right which constitutes Exhibit (a)(1)(i) to this filing.
(6) Incorporated by reference to the identically numbered exhibit to Amendment Number One to the Schedule 14D-9 filed by Dreyer’s Grand Ice Cream Holdings, Inc. on November 7, 2005.

(7) Incorporated by reference to Exhibit 4.1 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Current Report on Form 8-K filed on June 27, 2003 and Exhibit 4.2 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 27, 2003 filed on March 11, 2004.
(8) Incorporated by reference to Exhibit 3.1 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(9) Incorporated by reference to Exhibit 10.6 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(10) Incorporated by reference to Exhibit 10.7 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(11) Incorporated by reference to Exhibit 10.8 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(12) Incorporated by reference to Exhibit 10.9 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(13) Incorporated by reference to Exhibit 10.29 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003; Exhibit 10.45 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 filed on November 17, 2003; Exhibit 10.46 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2004 filed on May 6, 2004; Exhibit 10.52 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004 filed on August 5, 2004 and Exhibits 10.53 and 10.54 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 25, 2005 filed on August 4, 2005.
(14) Incorporated by reference to Exhibit 10.49 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004 filed on August 5, 2004.